Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-227619 on Form S-8 of our report dated May 1, 2018 (June 8, 2018 as to the effect of adoption of ASU 2017-07, August 7, 2018 as to the effects of the restatement to the 2017 financial statements, and March 1, 2019 as to the effects of the change in sales concentration presentation), relating to the combined financial statements of Garrett Motion Inc. (formerly the Transportation Systems Business of Honeywell International, Inc.) and subsidiaries appearing in the Annual Report on Form 10-K of Garrett Motion Inc. and subsidiaries for the year ended December 31, 2019.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 27, 2020